UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2025

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,

Carlowitz & Co, Huangpu District

Shanghai, 200001, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INCORPORATION BY REFERNECE

This current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Departure of Chief Executive Officer and Appointment of New Executive President

Mr. Eric Chan has decided to step down from his role as Chief Executive Officer (the “CEO”) of the Company, effective as of January 15, 2025, due to personal reasons. Mr. Chan’s resignation was not due to any dispute or disagreement with the Company, the board of directors of the Company (the “Board”), or any matter related to the operation, policies, or practices of the Company.

On January 15, 2025, the Board approved the appointment of Mr. Andy Lew as Executive President of the Company, effective immediately, who will oversee the Company’s operations including strategic implementation, business development and growth, financial management, supply chain, information technology and brand operations. Mr. Lew has extensive leadership experience and, in addition to his new role at the Company, he currently serves as the CEO of St. John Knits International Inc. (the “St. John Knits”). Prior to joining St. John Knits, Mr. Lew held senior leadership roles at Brooks Brothers Group, Ermenegildo Zegna Group, and Nordstrom Inc., where he consistently demonstrated success in driving business growth, leading high-performing teams, and navigating complex global markets, particularly within the luxury fashion sector. Additionally, he has served on the boards of August Purple, Soles4Souls, and several Brooks Brothers subsidiaries.

Departure of Director and Appointment of New Directors and Changes in Composition of Board Committees

Ms. Weijin Fang, a member of the Board and a member of Compensation Committee of the Board, has resigned from her position, with effect as of January 15, 2025, due to personal reasons. Ms. Fang’s resignation was not due to any dispute or disagreement with the Company, the Board, or any matter related to the operation, policies, or practices of the Company.

On January 15, 2025, the Board approved the appointment of Mr. Qiang Liu and Mr. Eric Chan as directors of the Company, with immediate effect, thereby expanding the Board from eight to nine members. Additionally, the Board approved the appointment of Mr. Zhen Huang as a member of the Compensation Committee of the Board, also effective immediately.

Aside from being a member of the Board, Mr. Qiang Liu currently serves as Fosun Global Partner, Vice President of Fosun International Limited, Co-Chief Executive Officer of Technology & Finance Overseas, and General Manager of the Strategic Development Department within Fosun. Prior to joining Fosun, Mr. Liu served as investment director at Pingan Trust, and investment assistant director at Pan Asian Alliance Capital. He holds a bachelor’s degree in finance from Nankai University and a master’s degree in finance from the Hanken School of Economics.

Following Ms. Fang’s departure, Mr. Zhen Huang will serve as a member of Compensation Committee of the Board. With these changes, the Board committees will be comprised of the following directors and independent directors.

Audit Committee

Jurjan Wouda Kuipers (Chair), Ceci Kurzman and Mitchell Alan Garber

Compensation Committee

Mitchell Alan Garber (Chair), Jennifer Fleiss, Max Chen and Zhen Huang

Nominating and Corporate Governance Committee

Zhen Huang (Chair), Ceci Kurzman, Jennifer Fleiss and Max Chen

TABLE OF CONTENTS

Exhibit Number	Description

99.1	Lanvin Group Announces Leadership and Board Changes to Accelerate Growth and Strategic Initiatives

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 16, 2025

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Zhen Huang
Name:	Zhen Huang
Title:	Chairman